UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 000-51559

STEALTHGAS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

EXHIBIT INDEX

99.1	Press Release, dated July 17, 2014: StealthGas Inc. Announces New Vessel Acquisitions, Cancellations and New Employment for its Vessels

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K (other than the section entitled “CEO Harry Vafias commented”) is hereby incorporated by reference into our registration statement on Form F-3, filed with the Securities and Exchange Commission on July 16, 2013 (Reg. No. 333-189971), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2014

STEALTHGAS INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer